4/13

08000706

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Castellum

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

FILE NO. 82- 04683 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/13/08

CASTELLUM

12-31-07
AR/S



In Kungsbacka a full service facility for sales and service of cars is under construction. The building has a good location near the E6/E20. Time for moving in is planned to the end of 2008.

Year-end Report 2007

Year-end Report 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties.

*The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: **Greater Gothenburg** (incl. Borås, Kungsbacka and Halmstad), the **Öresund Region** (Malmö, Lund and Helsingborg), **Greater Stockholm**, **Mälardalen** (Örebro, Västerås and Uppsala) and **Eastern Götaland** (Jönköping, Linköping, Värnamo and Växjö).*

Castellum is listed on OMX Nordic Exchange in Stockholm.

- Rental income for 2007 amounted to SEKm 2,259 (2,014 previous year).
- Net income after tax for the year amounted to SEKm 1,487 (1,674), equivalent to SEK 9.07 (10.21) per share.
- Income from property management improved by 5% to SEKm 924 (883), equivalent to SEK 5.63 (5.38) per share.
- The Board proposes a dividend of SEK 3.00 (2.85) per share, corresponding to an increase of 5%.

DATA PER SHARE

SEK	2007		2006		2005		2004		2003		2002		2001		2000
Income property management	5.63		5.38		5.00		4.52		4.07		3.77		3.30		2.65
Change		**+5%**		**+8%**		**+11%**		**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	9.07		10.21		7.89		5.59		2.68		4.00		5.68		4.07
Change		**-11%**		**+29%**		**+41%**		**+108%**		**-33%**		**-30%**		**+39%**	
Dividend (for 2007 proposed)	3.00		2.85		2.62		2.38		2.13		1.88		1.63		1.38
Change		**+5%**		**+9%**		**+11%**		**+12%**		**+13%**		**+15%**		**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure

Castellum will have a stable capital structure, meaning a borrowing ratio not permanently exceeding 55% and an interest coverage ratio of at least 200%.

Repurchase of own shares shall be avaliable as a method to use for adjusting the company's capital structure. Sales of own shares held by the company will only take place, if needed, in order to restore the capital structure to the set level.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets

Castellum will work for a competitive total return in the company's share in relation to the risk and for a high liquidity.

However, all actions will be made from a long term perspective and the company will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.


COL EGIUM

Idèmannen 2 "Collegium", Mjärdevi/Linköping

Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management during the year, i.e. net income excluding changes in value and tax, amounted to SEKm 924 (883), equivalent to SEK 5.63 (5.38) per share. The improvement is 5% and is an effect of improved net operating income in the property management and investments made but has been limited by higher interest costs.

INCOME FROM PROPERTY MANAGEMENT PER SHARE


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.75
1,50
1.25
1,00
0,75
0,50
0,25
0.00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

During the year, chages in value on properties and derivatives amounted to, respectively, SEKm 920 (1,145) and SEKm 99 (178). Net income for the year was SEKm 1,487 (1,674), equivalent to SEK 9.07 (10.21) per share.

Rental income

Group rental income amounted to SEKm 2,259 (2,014). The improvement is chiefly an effect of investments made but also higher rental levels and lower vacancies.

For office and retail properties, the average contracted rental level amounted to SEK 1,121 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 647 per sq.m. Rental levels have increased by approx. 3% compared with previous year.

Castellum has a good risk exposure in the commercial lease portfolio, consisting of 4,128 commercial contracts spreading over many sectors and durations. The single largest contract makes up for approx. 1% of Castellum's total rental income.

The economic occupancy rate was 87.9%, which is 0,8%-units higher than previous year. The total annual rental value for vacant premises during the year amounted to approx. SEKm 337.

LEASE EXPIRY STRUCTURE

Term	No. of leases	Lease value, SEKm	Percentage of value
Commercial			
2008	1 043	272	12%
2009	1 305	541	24%
2010	959	499	22%
2011	530	376	17%
2012	157	193	8%
2013+	134	388	17%
Total commercial	**4 128**	**2 269**	**100%**
Residential	354	25	
Parking spaces etc.	2 241	40	
Total	**6 723**	**2 334**	

During the year 796 new contracts were signed with a total annual value of SEKm 315 (287), while contracts terminated amounted to SEKm 180 (167). Hence, net leasing for the year were SEKm 135 (120).

The share of new signed contracts in connection to new construction, extensions and refurbishment has increased as the supply of vacant premises in Castellum's real estate portfolio has been reduced.

NET LEASING


Isolated quarter, SEKm
New leases
Terminations
Net leasing, rolling annual value
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006 2007

The demand for commercial premises has been strong during 2007 with no sign of a weakening trend. A certain increase in rental levels can be seen on most of Castellum's sub-markets.

Property costs

Property costs amounted to SEKm 771 (700) corresponding to SEK 262 per sq.m. (259). The net costs, which in principle have remained unchanged, has been affected partly by lower operating expenses, and partly by higher real estate tax due to increased tax assessment values. Energy consumption for heating during the period has been caluclated to 84% (90) of a normal year according to degree day statistics. Distribution among costs and types of properties are shown in the following table.

PROPERTY COSTS			
SEK/sq.m.	Office/ Retail	Warehouse/ Industrial	Total
Operating expenses	174	99	138
Maintenance etc.	44	22	34
Ground rent	8	5	7
Real estate tax	58	16	38
Direct property costs	284	142	217
Leasing and property administration (indirect)	–	–	45
Total	**284**	**142**	**262**
Previous year	*288*	*141*	*259*

Central administrative expenses

Central administrative expenses were SEKm 69 (67). This includes costs for a profit and share price related incentive plan for senior management of SEKm 7 (9).

Net financial items

Net financial items were SEKm –495 (–364). The increase of SEKm 131 is partly due to a larger real estate portfolio and partly due to that the average interest rate level during the period has increased 0.5%-units to 4.2% (3.7%), giving higher costs in net financial items of approx. SEKm 50.

Change in value

On the real estate market the number of completed transactions has decreased during the last six months of 2007. The reason for this is among other things the uncertainty on the international credit market with changed possibilities for funding and risk assessments. Castellum makes the assessement that the estimated required market yields at the turn of the half-year remain.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model with an individual assessment for each property of both its future earnings capacity and the required yield is carried out at the year-end. The valuations show a fair value of SEKm 27,717, giving an unrealized increase in value of SEKm 919.

The unrealized increase in value constitutes of:

- Approx. SEKm 375 is assigned to lower required market yields of 0.1% seen during the first six months.
- Approx. SEKm 275 is assigned to new constructions, extensions and refurbishment projects started during the last quarter.
- Approx. SEKm 200 is assigned to improvements in future cash flows chiefly depending on an expected increase in rental levels based on the inflation.

In order to ensure the valuation, 111 properties, representing 50% in terms of value, have been valued externally by NAI Svefa. The properties were selected on the basis of the largest properties in terms of value, but also to reflect the composition of the real estate portfolio in terms of type and geographical location of the properties. NAI Svefa's valuation of the selected properties amounted to SEKm 13,976, within an uncertainty range of +/– 5-10% on property level, depending on the property's type and location. Castellum's valuation of the same properties amounted to SEKm 13,909.

During the year 4 properties (12) were sold for a total of SEKm 39 (460), which gave SEKm 1 (83) in realized results.

Castellum uses financial instruments such as intersest rate swaps in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate there is a theoretical surplus or subvalue on the financial instruments, where the changes in value are reported in the income statement.

The value has, due to increased market interest rates during the year, been changed by SEKm 99 (–178), and the value was SEKm 44 (–55) at the end of the year.

Tax

The nominal corporate income tax rate in Sweden is 28%. However, the current tax paid is significantly lower due to the possibility to defer the taxation by depreciations for tax purposes and investments deductible for tax purposes and to use tax loss carry forwards. This increases the non cash flow effecting deferred tax cost with the same amount as the current tax paid is reduced.

The total tax cost shown in Castellum's income statement is however less than 28%. This depends on tax decuctable write-downs on shares in subsidiaries, revaluation of tax loss carry forwards and deferred tax receivables related to real estate company acuisitions. Payed tax occure in cases where the conditions for group contributions don't exists.

Remaining tax loss carry forwards can be calculated to SEKm 539, while the properties' fair value exceed their fiscal value by SEKm 12,359, and the derivatives fair value exceed their fiscal value by SEKm 44. As deferred tax liability a full nominal 28% tax of the net difference is reported, SEKm 3,322.



In Lerum a new construction of approx. 10 000 sq. m. has been completed during 2007.



The lettable area comprises warehouse as well as office premises.





TAX CALCULATION

SEKm	Basis current tax	Basis deferred tax
Income from property management	924	–
Deductions for tax purposes		
depreciation	– 519	519
investments	– 286	286
Other tax allowances	– 7	7
Taxable income from property management	112	812
Taxable gain on properties sold	6	– 6
Non taxable changes in value on		
properties	–	919
derivatives	–	44
Taxable changes in value on derivatives	55	–
Taxable income for the year	173	1 769
Tax loss carry forwards, opening balance	– 337	337
Deductions for tax purposes		
write-downs on shares	– 197	–
investments	– 24	24
other	– 77	– 38
Tax loss carry forwards, closing balance	539	– 539
Taxable income	**77**	**1 553**
Of which 28% current/deferred tax	– 22	– 434

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This year-end report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Organisation

Castellum's strategy is to manage the properties through a decentralised and small-scale organisation with wholly owned subsidiaries and strong presence on the local markets. By having local roots the subsidiaries have close relations with the customers and knowledge of their operations and needs. The companies also receive good knowledge of the local real estate and rental markets, their changes and business opportunities.

Subsidiaries

Castellum has six wholly owned subsidiaries which each have about 30 employees. Each company has a Managing Director, property manager and local facility manager which provide for a short decision making process and creates a customer oriented and active organisation. Castellum's subsidiaries operate under their own names which strengthen the local identity.

Property management is mainly carried out by own personnel

Purchasing external services

In cases where external services are purchased, high demands are placed on companies used in terms of quality, customer contact, service and environmental awareness. The company possesses decentralised purchasing expertise for negotiations of new construction, extensions or refurbishment work. The group does not have its own organization for undertaking contracts.

Measuring, comparing and managing

Castellum measures and compares the subsidiaries' management efficiency and asset value growth in the real estate portfolio. Within the group experiences are shared between the companies and specialist expertise can therefore be made available to the whole organisation.

Castellum's operations are controlled by rules for decision making and work allocation, policies and instructions. Policies are in place for finance and financial work, information, information safety, environment, insurance, electricity and personnel which includes policies for equal opportunities and work environment.

Castellum AB

The parent company is responsible for matters concerning the stock market (such as consolidated reports and stock market information) and the credit market (such as funding and financial risk management) as well as overall IT/IS strategies and personnel matters. The parent company has 13 employees.

The parent company takes part in decisions on major investments, acquisitions and sales of assets by involvement in the Board of the subsidiaries.

Support systems

The application of support systems such as IT/IS within the group shall enable a safe and effective reporting and monitoring of operations.

The technical platform is made up of local networks integrated into a group wide network and is made up of standard products which provide high security and lower maintenance costs in the long term.


Uppsala
Västerås
Greater Stockholm
Örebro
Linköping
Alingsås
Greater Gothenburg
Jönköping
Borås
Värnamo
Växjö
Halmstad
Helsingborg
Lund
Malmö

CASTELLUM

ASPHOLMEN FASTIGHETER AB	BRIGGEN	BROSTADEN	Corallen	Eklandia Fastighets AB	Harry Sjögren AB
Örebro, Uppsala and Västerås	Malmö, Lund and Helsingborg	Stockholm's inner suburbs	Jönköping, Linköping Värnamo and Växjö	Central, eastern and northern Gothenburg	Southern Gothenburg, Mölndal, Borås, Kungsbacka and Halmstad



In central Uppsala, Galleria Dragarbrunn opened after major reconstruction and extension during 2007.

Real Estate Portfolio

The real estate portfolio which consists entirely of Swedish properties is concentrated to Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good means of communication and services.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2007	24 238	515
+ Acquisitions	1 514	38
+ New construction, extensions and refurbishment	1 084	–
– Sales	– 38	– 4
+ Unrealized changes in value	919	–
Real estate portfolio on 31 December, 2007	27 717	549

Investments

During the year investments totalling SEKm 2,598 (2,283) were made, of which SEKm 1,514 (1,292) were acquisitions and SEKm 1,084 (991) new construction, extensions and refurbishment. Of the total investments, SEKm 864 related to Greater Gothenburg, SEKm 679 to Eastern Götaland , SEKm 401 to Mälardalen, SEKm 374 to the Öresund Region and SEKm 280 to Greater Stockholm. During the year Castellum made two entries in new markets, Linköping and Halmstad.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
New construction, extensions and refurbishment
Acquisitions
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006
2007

Castellum has ongoing projects with remaining investments of nearly SEK 1 billion.

CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2007

	31-12-2007				January-December 2007						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	75	391	5 127	*13 103*	451	*1 153*	92.6%	418	107	*273*	311
Öresund Region	49	306	4 854	*15 883*	393	*1 287*	91.1%	358	93	*304*	265
Greater Stockholm	45	304	3 603	*11 850*	385	*1 267*	79.8%	307	97	*321*	210
Mälardalen	56	261	2 324	*8 885*	243	*928*	88.8%	216	59	*224*	157
Eastern Götaland	45	275	2 273	*8 271*	252	*915*	91.0%	229	81	*294*	148
Total office/retail	**270**	**1 537**	**18 181**	***11 826***	**1 724**	***1 121***	**88.6%**	**1 528**	**437**	***284***	**1 091**
Warehouse/industrial											
Greater Gothenburg	94	589	3 994	*6 782*	388	*659*	88.7%	344	76	*129*	268
Öresund Region	41	290	1 752	*6 043*	185	*637*	80.6%	149	40	*137*	109
Greater Stockholm	36	193	1 282	*6 640*	157	*810*	84.7%	133	39	*202*	94
Mälardalen	38	156	819	*5 255*	94	*605*	90.4%	85	23	*151*	62
Eastern Götaland	29	159	578	*3 627*	73	*460*	88.3%	65	19	*120*	46
Total warehouse/industrial	**238**	**1 387**	**8 425**	***6 074***	**897**	***647***	**86.5%**	**776**	**197**	***142***	**579**
Total	**508**	**2 924**	**26 606**	***9 098***	**2 621**	***896***	**87.9%**	**2 304**	**634**	***217***	**1 670**
Leasing and property administration									131	*45*	– 131
Total after leasing and property administration									**765**	***262***	**1 539**
Development projects	13	79	710	–	33	–	–	13	10	–	3
Undeveloped land	28	–	401	–	–	–	–	–	–	–	–
Total	**549**	**3 003**	**27 717**	**–**	**2 654**	**–**	**–**	**2 317**	**775**	**–**	**1 542**

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and costs of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,542 accounted for above and the net operating income of SEKm 1,488 in the income statement is explained by the deduction of the net operating income of SEKm 1 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 55 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

FAIR VALUE BY PROPERTY TYPE


Office/Retail 66%
Warehouse/ Industrial 30%
Projects and Undeveloped land 4%

FAIR VALUE BY REGION


Greater Gothenburg 33%
Greater Stockholm 19%
Mälardalen 12%
Öresund Region 25%
Eastern Götaland 11%

PROPERTY RELATED KEY RATIOS

	2007 Jan-Dec	2006 Jan-Dec
Rental value, SEK/sq.m.	896	864
Economic occupancy rate	87.9%	87.1%
Property costs, SEK/sq.m.	262	259
Net operating income, SEK/sq.m.	527	494
Fair value, SEK/sq.m.	9 098	8 466
Number of properties	549	515
Lettable area, thousand sq.m.	3 003	2 787

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2007 Jan-Dec	2006 Jan-Dec	2007 Jan-Dec	2006 Jan-Dec
Greater Gothenburg	746	650	856	823
Öresund Region	498	487	672	670
Greater Stockholm	432	387	485	458
Mälardalen	296	263	204	290
Eastern Götaland	287	227	191	218
Total	**2 259**	**2 014**	**2 408**	**2 459**

Financing

FINANCING 31-12-2007



Shareholders' equity
11 204 (40%)
Deferred tax liabilities
3 322 Mkr (12%)
Interest bearing liabilities
12 582 (45%)
Non interest bearing
liabilities
783 Mkr (3%)

Shareholders' equity and Net Asset Value

Shareholders' equity was SEKm 11,204 (10,184), representing an equity/assets ratio of 40% (42%). In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

The net asset value can based on the balance sheet, without considering the uncertainty range of +/– 5-10% normally used in property valuations, be calculated to SEKm 14,526 corresponding to SEK 89 per share pre tax. The present assessment is that the dicounted real deferred tax liability amounts to approx. 5%, which means a net asset value of SEKm 13,933 corresponding to SEK 85 per share.

The objective for a stable capital structure has changed from an equity/assets ratio of 35-45% to a borrowing ratio not permanently exceeding 55%. The change which is meant to neutralize the effect of the deferred tax, will have only minor impact on the capital structure.

Interest-bearing liabilities

As of 31 December, 2007 Castellum had long term binding credit agreements totalling SEKm 13,300 (11,050), long term bonds totalling SEKm 650 (350), short term binding credit agreements totalling SEKm 776 (1,776) and a commercial paper program of SEKm 4,000 (3,000). After deduction of liquid assets of SEKm 7 (8), net interest bearing liabilities were SEKm 12,575 (10,829). Outstanding commercial papers of SEKm 2,949 are fully covered by unutilized long term credit agreements. The average duration of Castellum's long term credit agreements as of 31 December, 2007 was 5.2 years (5.8). Long term binding credit agreements totalling SEKm 13,950 (11,400), exceed utilized credit agreements totalling SEKm12,575(10,829) by SEKm 1,375 (629).

LOAN MATURITY STRUCTURE 31-12-2007

Long term, SEKm	Credit agreements	Utilized
1-2 years	1 150	250
2-3 years	1 100	1 000
3-4 years	3 700	2 900
4-5 years	–	–
> 5 years	8 000	5 350
Total long term credit agreements	13 950	9 500
Total short term credit agreements (0-1 year)	4 776	3 075
Total credit agreements	**18 726**	**12 575**
Unutilized credit in long term credit agreements		1 375

During the year, Castellum has signed new long term credit agreements with Nordic banks totalling SEKm 1,250, issued long term bonds totalling SEKm 300, increased the commercial paper program with SEKm 1,000, and renegotiated and extended credit agreements totalling SEKm 7,500. Castellum's access to long term funding has not been affected by the recent uncertainly on the international creditmarket.

The average effective interest rate as of 31 December, 2007 was 4.4% (4.0%), while the market interest rate for an equal portfolio was 5.0%. The average fixed interest term on the same date was 2.2 years (2.3) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 6 months was 45% (48%). According to the Financial Policy, the average fixed interest term will be 0.5-3 years and the share of interest rate maturity within the next 6 months will be no more than 50%.

INTEREST RATE MATURITY STRUCTURE 31-12-2007

SEKm	Amount	Average interest rate
0-1 year	6 075	4.6%
1-2 years	1 750	4.1%
2-3 years	1 350	4.0%
3-4 years	50	4.2%
4-5 years	1 700	4.3%
5-10 years	1 650	4.5%
Total	**12 575**	**4.4%**

The Parent Company

INCOME STATEMENT AND BALANCE SHEET

INCOME STATEMENT, SEKm	2007 Oct-Dec	2006 Oct-Dec	2007 Jan-Dec	2006 Jan-Dec
Income	4	3	11	10
Operating expenses	– 12	– 15	– 52	– 50
Net financial items	– 1	1	9	11
Group contribution/dividend	550	563	550	563
Changes in value, derivatives	– 5	59	99	178
Income before tax	**536**	**611**	**617**	**712**
Tax	4	– 13	– 19	– 41
Net income for the period	**540**	**598**	**598**	**671**

BALANCE SHEET, SEKm	31 Dec 2007	31 Dec 2006
Participations in Group comp.	4 087	4 087
Receivables, Group comp.	12 960	11 258
Other assets	3	7
Derivatives	44	–
Cash and bank	0	0
Total	**17 094**	**15 352**
Shareholders' equity	4 368	4 273
Interest bearing liabilities	12 276	10 531
Interest bearing liabilities, Group companies	331	398
Derivatives	–	55
Other liabilities	119	95
Total	**17 094**	**15 352**

Opportunities and Risks

Opportunities and Risks in the Cash Flow

Increasing market interest rates is an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase, leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation. An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

Opportunities and Risks in Property Values

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The values of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made.

Financial Risk

Castellum's greatest financial risk is to lack access to funding. A low borrowing ratio limits this risk and also means less exposure to interest rate changes. Existing credit agreements are reviewed and renegotiated on an ongoing basis and new agreements are signed when needed in order to secure Castellum's need for long term funding.

Proposed Dividend

The Board intends to propose the Annual General Meeting a dividend of SEK 3.00 (2.85) per share, which is an increase of 5% compared to previous year. The dividend ratio is 74% (73%) of income from property management after deduction of 28% tax. As record day for dividend April 1, 2008 is proposed.

The Board will also propose the Annual General Meeting to decide on a renewed mandate for repurchase of the company's own shares.

Election Committee Proposals

The Election Committee proposes, after completed task, re-election of Jan Kvarnström, Per Berggren, Marianne Dicander Alexandersson, Ulla-Britt Frejdin-Hellqvist, Christer Jacobson, Göran Lindén and Mats Wäppling to the Board of Directors. Jan Kvarnström is proposed as Chairman of the Board of Directors.

Gothenburg January 23, 2008

Håkan Hellström
Chief Executive Officer

INCOME STATEMENT

SEKm	2007 Oct-Dec	2006 Oct-Dec	2007 Jan-Dec	2006 Jan-Dec
Rental income	590	526	2 259	2 014
Operating expenses	– 117	– 101	– 414	– 393
Maintenance	– 27	– 27	– 96	– 100
Ground rent	– 5	– 5	– 20	– 18
Real estate tax	– 28	– 16	– 110	– 74
Leasing and property administration	– 36	– 36	– 131	– 115
Net operating income	**377**	**341**	**1 488**	**1 314**
Central administrative expenses	– 16	– 19	– 69	– 67
Net financial items	– 135	– 101	– 495	– 364
Income from property management	**226**	**221**	**924**	**883**
Changes in value				
Properties, realized	0	44	1	83
Properties, unrealized	545	745	919	1 062
Derivatives, unrealized	– 5	59	99	178
Income before tax	**766**	**1 069**	**1 943**	**2 206**
Current tax	– 11	– 5	– 22	– 10
Deferred tax	– 116	– 226	– 434	– 522
Net income for the period/year	**639**	**838**	**1 487**	**1 674**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2007 Oct-Dec	2006 Oct-Dec	2007 Jan-Dec	2006 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Earnings after tax, SEK	3.90	5.11	9.07	10.21
Income from property management, SEK	1.38	1.35	5.63	5.38
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	169	148	169	148
Shareholders' equity, SEK	68	62	68	62

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2007 Oct-Dec	2006 Oct-Dec	2007 Jan-Dec	2006 Jan-Dec
Net operating income margin	64%	65%	66%	65%
Interest coverage ratio	267%	319%	287%	343%
Return on equity	10.4%	13.5%	13.9%	17.5%
Return on total capital	7.3%	8.7%	8.9%	10.4%
Investments, SEKm	505	738	2 598	2 283
Sales, SEKm	4	281	39	460
Equity/assets ratio	40%	42%	40%	42%
Borrowing ratio	45%	45%	45%	45%

BALANCE SHEET

SEKm	31 Dec 2007	31 Dec 2006
Assets		
Investment properties	27 717	24 238
Other fixed assets	13	13
Current receivables	110	187
Derivatives	44	–
Cash and bank	7	8
Total assets	**27 891**	**24 446**
Shareholders' equity and liabilities		
Shareholders' equity	11 204	10 184
Deferred tax liability	3 322	2 723
Longterm interest-bearing liabilities	12 582	10 837
Derivatives	–	55
Non-interest-bearing liabilities	783	647
Total shareholders' equity and liabilities	**27 891**	**24 446**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income January-December 2006	–	–	–	1 674	1 674
Shareholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-December 2007	–	–	–	1 487	1 487
Shareholders' equity 31-12-2007	*164 000*	**86**	**20**	**11 098**	**11 204**

CASH FLOW STATEMENT

SEKm	Jan-Dec 2007	Jan-Dec 2006
Net operating income	1 488	1 314
Central administrative expenses	– 69	– 67
Reversed depreciations	6	5
Net financial items paid	– 476	– 365
Tax paid on income from property management	– 12	–
Cash flow from operating activity before change in working capital	**937**	**887**
Change in current receivables	68	– 88
Change in current liabilities	101	29
Cash flow from operating activities	**1 106**	**828**
Investments in existing properties	– 1 084	– 991
Property aquisitions	– 1 349	– 1 213
Change in liabilities at acquisitions of property	6	– 74
Property sales	39	457
Change in receivables at sales of property	9	– 10
Other net investment	– 6	– 5
Cash flow from investment activities	**– 2 385**	**– 1 836**
Change in long term liabilities	1 745	1 441
Dividend paid	– 467	– 430
Cash flow from financing activities	**1 278**	**1 011**
Cash flow for the year	**– 1**	**3**
Cash and bank, opening balance	8	5
Cash and bank, closing balance	**7**	**8**

The Castellum Share

The Castellum share is listed on OMX Nordic Exchange in Stockholm. At the end of the year the company had about 7,300 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS ON 31-12-2007

Shareholder	Number of shares thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	8 496	5.2%
AMF Pensionsförsäkrings AB	7 200	4.4%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Andra AP-fonden	2 749	1.7%
Swedbank Robur Realinvest	2 154	1.3%
Societe Generale Dep Des Services	2 027	1.3%
AFA TFA Försäkrings AB	2 018	1.2%
Fjärde AP-fonden	1 320	0.8%
Bengt Norman	1 200	0.7%
Other shareholders registered in Sweden	42 670	26.0%
Shareholders registered abroad	80 372	49.0%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (eg. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2007



Sweden 51%
Of which
Funds, insurance comp etc 25%
Private persons, private comp 22%
AP-funds 3%
Truts, associations etc 1%
USA 17%
Great Britain 11%
Switzerland 3%
Luxembourg 3%
The Netherlands 5%
Other10%

The Castellum share price as at 31 December, 2007 was SEK 67.25 equivalent to a market capitalization of SEK 11.0 billion, calculated on the number of outstanding shares.

During the year a total of 207 million shares were traded, equivalent to an average of 830,000 shares per day, corresponding on an annual basis to a turnover rate of 126%.

During the last 12-month period the total yield of the Castellum share has been -23.2%, including dividend of SEK 2.85. Since IPO on 23 May, 1997 the total yield of the Castellum share has been on average 19.6% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	2007	On average per year May 1997-Dec 2007
The Castellum Share	– 23.2%	19.6%
OMX Stockholm (SIX Return)	– 2.6%	9.7%
Real Estate Index Sweden (EPRA)	–18.5%	16.8%
Real Estate Index Europe (EPRA)	–32.2%	11.6%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO 23 MAY, 1997 UNTIL 18 JANUARY, 2008



Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Estate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

MULTI YEAR SUMMARY

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Income Statement, SEKm										
Rental income	2 259	2 014	1 907	1 856	1 758	1 684	1 571	1 435	1 256	1 200
Property costs	–771	–700	–637	–628	–595	–560	–549	–518	–499	–518
Net operating income	1 488	1 314	1 270	1 228	1 163	1 124	1 022	917	757	682
Central administrative expenses	–69	–67	–68	–69	–67	–63	–67	–62	–56	–58
Net financial items	–495	–364	–382	–418	–428	–442	–414	–360	–271	–271
Income from property management	**924**	**883**	**820**	**741**	**668**	**619**	**541**	**495**	**430**	**353**
Changes in value										
Properties	920	1 145	932	660	–43	251	686	668	109*	89*
Derivatives	99	178	–40	–146	–13	–168	42	–114	–*	–*
Depreciation, items affecting comparability etc	–	–	–	–	–	–	–	–12	–84*	–78*
Current tax	– 22	–10	–1	–5	–1	–2	–	–1	–	–1
Deferred tax	– 434	–522	–417	–334	–171	–44	–338	–276	–127*	–101*
Net income for the year	**1 487**	**1 674**	**1 294**	**916**	**440**	**656**	**931**	**760**	**328***	**262***
Balance Sheet, SEKm										
Investment properties	27 717	24 238	21 270	19 449	18 015	17 348	16 551	14 759	13 337	8 695*
Other fixed assets	167	200	103	94	167	172	394	118	184	767
Cash and bank	7	8	5	7	33	20	20	11	96	100
Total assets	**27 891**	**24 446**	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**
Shareholders' equity	11 204	10 184	8 940	8 035	7 467	7 334	6 946	6 240	6 604	4 263*
Interest-bearing liabilities	12 582	10 837	9 396	8 834	8 598	8 264	8 254	7 245	5 670	4 765
Deferred tax liability	3 322	2 723	2 126	1 659	1 294	1 124	1 081	743	468	–*
Derivatives	–	55	233	391	245	232	64	106	–	–*
Non-interest-bearing liabilities	783	647	683	631	611	586	620	554	875	534
Total shareholders' equity and liabilities	**27 891**	**24 446**	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**
Financial key ratios										
Net operating income margin	66%	65%	67%	66%	66%	67%	65%	64%	60%	57%
Average interest rate	4.2%	3.7%	4.3%	4.9%	5.4%	5.7%	5.8%	5.9%	5.8%	6.3%
Interest coverage ratio	287%	343%	315%	277%	256%	240%	231%	238%	259%	230%
Return on equity	13.9%	17.5%	15.2%	11.8%	5.9%	9.2%	14.1%	11.8%	7.6%*	6.2%*
Return on total capital	8.9%	10.4%	10.4%	9.6%	5.9%	7.6%	10.3%	10.6%	7.1%*	6.7%*
Investments in properties, SEKm	2 598	2 283	1 357	1 268	1 108	1 050	1 741	1 352	1 993	712
Sales, SEKm	39	460	468	494	397	503	635	598	425	571
Equity/assets ratio	40%	42%	42%	41%	41%	42%	41%	42%	48%	45%*
Borrowing ratio	45%	45%	45%	45%	48%	48%	50%	49%	43%	55%*
Data per share *(since there are no potential common stock, there is no effect of dilution)*										
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*186 512*	*200 000*	*200 000*
Earnings after tax, SEK	9.07	10.21	7.89	5.59	2.68	4.00	5.68	4.07	1.64*	1.31*
Income from property management, SEK	5.63	5.38	5.00	4.52	4.07	3.77	3.30	2.65	2.15	1.76
Number of outstanding shares, thousand	164 000	164 000	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*200 000*	*200 000*
Dividend, SEK (2007 proposed)	3.00	2.85	2.62	2.38	2.13	1.88	1.63	1.38	1.12	0.87
Dividend ratio	74%	73%	73%	73%	72%	69%	68%	72%	73%	69%
Fair value of properties, SEK	169	148	130	119	110	106	101	90	67	43*
Shareholders' equity, SEK	68	62	55	49	46	45	42	38	33	21*

* In the multi year summary above retroactive adjustments have been made for new accounting principles (IFRS) except for 1998 where property valuations have not been previously disclosed.

CALENDAR

The Annual Report for 2007 will be kept on view in Castellum's head office and on Castellum's website from February 8th, 2008. The printed Annual Report will be distributed by post to the shareholders in the end of February 2008.

The English version of the Annual Report will be kept on view in Castellum's head office and on Castellum's website from the beginning of March 2008.

Annual General Meeting 27 March, 2008 at 5 pm
(Runan, Chalmers, Chalmersplatsen 1 in Gothenburg. Entrance will be open from 4 pm.)

Interim Report January-March 2008	16 April, 2008
Half-year Report January-June 2008	16 July, 2008
Interim Report January-September 2008	16 October, 2008
Year-end Report 2008	21 January, 2009
Annual General Meeting	26 March, 2009

www.castellum.se
On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

SUBSIDIARIES

Aspholmen Fastigheter AB
Radiatorvägen 17, SE-702 27 Örebro
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1, Box 3158, SE-200 22 Malmö
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14, Box 5013, SE-121 05 Johanneshov
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3, Box 148, SE-331 21 Värnamo
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12, Box 8725, SE-402 75 Gothenburg
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Org nr 556475-5550

END